

October 20, 2021

John Maxwell
Director
Wejo Group Limited
Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda

> Re: **Wejo Group Limited**
> **Registration Statement on Form S-4**
> **Exhibits-**
> **10.2   Data Sharing Agreement, dated December 21, 2018, by and between Wejo Limited and General Motors Holdings LLC**
> **10.3   Amendment One to Data Sharing Agreement, dated February 19, 2019, by and between Wejo Limited and General Motors Holdings LLC**
> **10.4   Amendment Two to Data Sharing Agreement, dated June 25, 2019, by and between Wejo Limited and General Motors Holdings LLC**
> **10.5   Amendment Three to Data Sharing Agreement, dated November 18, 2019, by and between Wejo Limited and General Motors Holdings LLC**
> **10.6   Amendment Four to Data Sharing Agreement, dated December 5, 2019, by and between Wejo Limited and General Motors Holdings LLC**
> **10.7   Amendment Five to Data Sharing Agreement, dated April 21, 2021, by and between Wejo Limited and General Motors Holdings LLC**
> **10.8   Master Subscription Agreement, dated May 28, 2021 by and between Wejo Limited and Palantir Technologies**
> **Filed July 16, 2021**
> **File No. 333-257964**

Dear Mr. Maxwell:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Jackie Cohen, Esq.